February 13, 2012

VIA EDGAR
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C. 20549-3561
Attention: Anne Nguyen Parker, Esq.
                    Branch Chief

Re:	Lithium Exploration Group, Inc.
Registration Statement on Form S-1
File No. 333-175883

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lithium Exploration Group, Inc. (the “Company”) respectfully requests that the effective date of the post-effective registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on February 14, 2012, or as soon thereafter as possible.

The Company hereby acknowledges the following:

  that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alex Walsh
Alex Walsh
President and Principal Executive Officer